Offering Statement for Smoove Xperience, Inc. ("Smoove Xperience")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

Smoove Xperience, Inc.

800 S. Barranca Ave,
Suite 260
Covina, CA 91723

Eligibility

2. The following are true for Smoove Xperience, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Name
Francis Ong

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/02/2020	10/20/2021	Smoove Xperience Pte. Ltd.	CFO
10/21/2021	Present	Smoove Xperience, Inc.	Chairman & CFO
10/01/2021	Present	xTripz Network Pte Ltd	CFO
06/01/2019	Present	Transit Protocol	CFO

Short Bio: CFO of Transit Protocol, the majority shareholder of SmooveX. Experienced technology entrepreneur with strong sales and operation background, holding senior positions in IBM, Datacraft and Hitachi Systems Digital Services where he was Managing Director then became Deputy CEO. Work Experience: https://www.linkedin.com/in/francis-ong-1546821/

Name
Gregory Duffell

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2018	03/01/2020	Cranium Ventures Ltd.	Commercial Advisor
07/01/2019	12/01/2021	JUNGL Learn APAC	Chief Revenue Advisor
02/01/2020	08/31/2021	Coded Minds Asia	Chief Commercial Officer
04/01/1994	Present	Bond Asian Ventures Limited	Founder & CEO
07/01/2021	Present	Landorc.io	Advisor Market Entry
05/01/2016	Present	isWhere	Consultant
05/25/2021	10/20/2021	Smoove Xperience Pte. Ltd.	Consultant
10/21/2021	Present	Smoove Xperience, Inc.	Group CEO

Short Bio: Greg is an innovative entrepreneur with 35 years in global Travel & Tourism technology, STEM Education, FinTech marketplaces and franchising. He was formerly CCO Cranium Ventures; President/CEO of Pacific Asia Travel Association (PATA) leading the regions travel industry; Manager Strategy and Business Development for Emirates/dnata Group in Dubai; CEO of Bangkok-based, Indochina Services Travel Group; General Manager-Worldwide Network for Thomas Cook Group; and Regional Director - Asia Pacific for Budget Rent A Car. He co-founded a Silicon Valley software company, Migo Software as COO taking it public with Jay Elliot (former Apple senior VP) and in the mid-90's introduced electric vehicles to Asia. He was the MD of a Hollywood digital movie studio and has re-engineered a number of travel tech companies, including Illusions Online in Dubai and Creative Advances Technology in Malaysia. Greg helped start the International School of Sustainable Tourism in Philippines, he also mentors' travel start-ups – isWhere, TravelHub; TravelBook; and advises VC companies like AmadeusNEXT. Born in New Zealand, he spent a stint pilot training with the Royal Australian Air Force, he has lived and worked in Australia, Malaysia, Singapore, Thailand (30 Years in Asia), Dubai, UK and USA/Canada. Work Experience: https://www.linkedin.com/in/greg-duffell/

Name
Matthew Chan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2014	10/01/2020	Katia Mark Pte Ltd	COO
11/01/2020	12/31/2021	Mydacloud Pte Ltd	COO
01/01/2022	Present	Smoove Xperience, Inc.	COO

Education: Master of Business Administration 1999 National University of Singapore | Singapore Six Sigma Green Belt Certificate American Express Academy 2002 American Express Academy | Singapore Master of Science, Mathematics 1997 National University of Singapore | Singapore Work Experience: https://www.linkedin.com/in/matt-c-749a383/

Name
Michael Tan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2021	Present	500 Startups	Mentor
11/01/2018	Present	Transit Protocol Pte Ltd	COO
09/02/2020	10/20/2021	Smoove Xperience Pte. Ltd.	Chief Product Architect
10/21/2021	Present	Smoove Xperience, Inc.	Product Head

Education: Edinburgh Business School/Heriot Watt University Post Graduate Business Management 2002 Nanyang Technology University Singapore Entrepreneurial Studies 2017 Stanford University March 2015 Executive Program - business Administration & Management Work Experience: https://www.linkedin.com/in/supadynamike/

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Francis Ong (Through Transit Protocol Holdings Pte. Ltd.)

Securities:	4,400,000
Class:	Class 1 Common Stock
Voting Power:	32.3%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Introduction Smoove Xperience Inc. (SmooveX) is an online travel agency providing travel destination information and selling travel content direct to consumers. Planning a vacation is not exactly the easiest thing on earth especially post COVID19. As avid travelers ourselves, we understand these woes. That's why we built Smoove Xperience, an all-in-one travel app with everything a traveller might need, from travel guides to itinerary planner to in-trip tools, local deals and more. So, our users get to focus on discovering, exploring and experiencing new things. Product & Services Planning a vacation for the average traveller is often tough and frustrating, having to deal with multiple sources of fragmented information, apps and tools on different platforms. The Smoove Xperience mobile app provides a unique "information + tools + transaction" model to satisfy the needs of international travelers, from pre-trip information search and exploration to in-trip tools like route planning, ticketing, taxi booking, shopping etc. to post-trip tax refunds and social media sharing. SmooveX curates all this diverse content onto an easy-to-use mobile platform for the traveller's convenience. We obtain our content from third party travel vendors that permit us to resell to consumers earning a percent margin or flat fee on each sale. Travel content includes flights, hotels, tours and activities, visa and COVID19 testing, insurance, retail shopping, travel wifi and SIM cards/devices, restaurant, health & wellness services etc. Technology The SmooveX app is designed and built on the customer journey of a typical traveler and provides travelers with seamless journeys by digitizing users scenes and local supply chains. SmooveX operates on IOS and Google platforms and coming soon to Huawei devices. Core features are built in-house, like travel guides, route planning, navigation, eStore, advertising engine and LBS services, while non-core features like Online Travel Agency, emergency services, ticketing, wifi services and tax refund are connected via third party integrations. Leadership Team The Company is founded by a group of seasoned professionals with diverse expertise from travel, software, IT and investment industries. We have also appointed an Advisory Board of travel experts with decades of global travel experience. Competition There are hundreds of Travel apps available online with global players like Expedia and Booking.com, transacting billions in travel bookings annually. Most focus on offering discounted air and accommodation products with a few specialists' sites offering adventure, luxury, and experiential travel packages. But no one has been able to provide an easy to use, seamless integrated app encompassing the full travel experience from pre-journey to in-journey to post-journey, which is the ultimate goal of SmooveX.

Smoove Xperience currently has 12 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Smoove Xperience, Inc. speculative or risky:

1. Pandemic Risks: We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Valuation Risks: Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the Services of our founder: Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Investment in personnel: An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

7. Regulatory Risks: No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering. The exemptions relied upon for this

offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

8. The Company has the right to extend the Offering deadline: The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

9. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

10. Investor Risks - Early Bird Discount: Investors who participate in the offering on or before May 30, 2022, will receive an early bird discount and be able to invest at a purchase price of $1.53 per share, which equates to a $20.84 million pre money valuation; and investors who participate in the offering after May 30, 2022 will invest at a purchase price of $1.70 per share, which equates to a $23.15 million pre money valuation.

11. You may only receive limited disclosure: While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. Risks relating to forward-looking statements. Information provided concerning this Offering and the Company's business may contain forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

13. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

14. *Neither the Offering nor the Securities have been registered under federal or state*

securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

15. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

16. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

17. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

18. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

19. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

20. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

21. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

22. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective

Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

23. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Smoove Xperience, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

Since inception, SmooveX has boot strapped its growth and the major portion of new investment is to recruit key personnel such as a CFO, marketing & sales staff, IT engineers, data and customer service teams, and to hire U.S.-based staff. A further portion of investment is to use paid advertising focused into digital media (including social media) channels to promote the travel packages offered on the mobile App and website. Core travel booking engine technology (flights, hotel, tours etc.) is outsourced, however our App team is internal and a portion of investment is to support system enhancements, upgrades and R&D. The balance of investment funds is earmarked for outsourced legal and professional services (accounting & finance, audit) and general administration expenditure.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Recruitment of staff (C-Suite, IT, Marketing & Sales, Customer Service)	$2,900	$310,300
Marketing & Sales, Customer Acquisition	$2,500	$267,500
Technology R&D, updating Mobile App	$2,400	$256,800
Admin, T&E	$1,010	$108,070
Legal & Professional	$700	$74,899
Total Use of Proceeds	**$10,000**	**$1,069,999**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Smoove Xperience, Inc. must agree that a transfer agent, which keeps records of our outstanding Class 2 Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $1.53 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class 1 Common Stock	90,000,000	13,618,037	Yes	
Class 2 Common Stock	10,000,000	0	Yes	

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in its bylaws for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities was determined solely by the Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:
    - additional issuances of securities,
    - issuer repurchases of securities,
    - a sale of the issuer or of assets of the issuer or
    - transactions with related parties?

    The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Francis Ong
Amount Outstanding:	$29,118
Interest Rate:	0.0%
Maturity Date:	December 31, 2022
Other Material Terms:	

25. What other exempt offerings has Smoove Xperience, Inc. conducted within the past three years?

Date of Offering:	12/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$466,023
Use of Proceeds:	

    Intangible assets and general and administrative expenses.

Date of Offering:	12/2021

Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$1,678,040
Use of Proceeds:	

    Intangible assets, sales and marketing, and general and administrative expenses.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Smoove Xperience Inc., (the "Company") was incorporated on October 20, 2021 in the state of Delaware. Smoove Xperience Pte. Ltd. was founded on September 2, 2020 ("Inception") in Singapore. The Company's headquarters are located in Covina, California and the subsidiaries operate in Singapore. On November 16, 2021, the Company entered into a share exchange agreement and with a related entity, Smoove Xperience Pte. Ltd. Pursuant to the agreement, the Company acquired all of the issued and outstanding ordinary shares of Smoove Xperience Pte. Ltd. The shareholders of Smoove Xperience Pte. Ltd. agreed to transfer to the Company all of the issued and outstanding shares of Smoove Xperience Pte. Ltd in exchange for the issuance to each of the shareholders a number of shares equal to each shareholders' percentage in Smoove Xperience Pte. Ltd, of the Company's common stock. As a result of the transaction, Smoove Xperience Pte. Ltd. became a wholly-owned subsidiary of the Company. As the transaction occurred between two entities under common control, the accompanying financial statements have been presented retroactively to represent the consolidated results since Inception. The Company was formed as an online marketplace for travel services, as well as for the development of e-commerce applications and top-up credit services. Smoove Xperience team built a social travel app to help travelers with everything they will need to easily travel smoothly around the world. Income Statement: During 2021, the Company had revenue of $1,182,588 and cost of goods sold of $990,019, resulting in a gross profit of $192,569. Additionally, the Company had operating expenses of $1,276,875, which consisted of general and administrative for $1,095,419, sales and marketing for $152,877, and research and development for $28,579. Overall, the Company had a net loss of $1,084,306 and a foreign currency adjustment gain of $4,128, resulting in a comprehensive loss for the year of $1,080,178. During 2020, the Company had no revenue and operating expenses of $90,650, which consisted of general and administrative for $86,094, sales and marketing for $4,482, and research and development for $74. Overall, the Company had a net loss of $90,650 and a foreign currency adjustment loss of $3,847, resulting in a comprehensive loss of $94,497. Operating and Investing Cash Flows: During 2021, the Company had net cash flows used by operating activities of $506,098, resulting in an average monthly burn rate of more than $42,000. Additionally, the Company spent $1,125,470 towards intangible assets and $8,097 towards property and equipment. During 2020, the Company had net cash flows used by operating activities of $289,898, resulting in an average monthly burn rate of approximately $24,000. Additionally, the Company spent $131,764 towards intangible assets. Financing Cash Flows: During 2021, the Company raised $1,678,040 through the issuance of 2,618,037 shares of Class 1 Common Stock. During 2020, the Company raised $466,023 through the issuance of $1,000,000 shares of Class 1 Common Stock. Current Liabilities: As of December 31, 2021, and 2020, amounts due to related parties were $29,118 and $0 respectively. The related party liability does not have an interest rate and is payable within 12 months. With this raise, the Company plans to spend money on technology, customer acquisition, and recruitment of staff. The Company believe these activities will result in the traction we will need to court venture capital funding.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an

agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?
2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Smoove Xperience, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

VIDEO#1 TRANSCRIPT: "Planning a vacation to a foreign country is not exactly the easiest thing on earth. We know that, 'cos we're travellers too... Hi I'm Greg Duffell, Group CEO of Smoove Xperience. I've been in the travel industry for over 30 years, working for some of the biggest travel companies in the world. According to research reports, the average traveller spends more than 10 hours visiting more than 38 different websites just to plan a vacation! Navigating the endless streams of information IS such a nightmare! Smoove Xperience is your solution! An AI-powered all-in-one travel app for an easy and hassle-free way to plan, book, and manage your trips. Giving you everything you need, from travel guides and itinerary planner, to flights, hotels, attractions, local deals, and more! Here's how we make money... 1) travel marketplace, 2) advertising income, and 3) income from affiliate marketing. In 3-5 years' time, our biggest revenue source will be generated from bookings on our marketplace. The global travel market was $1.7 trillion in 2019, pre-COVID. APAC alone is worth $512.4 billion. Our immediate target markets: Singapore, Hong Kong, Australia and New Zealand combined is worth $93.2 billion. With COVID, everything fell off the cliff. But the travel market is rebounding in 2022, as people yearns to travel. There has NEVER been a better time to be in the travel business! Smoove Xperience don't provide just travel guides... or itinerary planning... or flights and hotel bookings... or navigation, or mobility, or payment. We're all of the above. That's how we're different. We are a group of seasoned professionals with diverse experiences and uniquely qualified to take the Company to the next level. We started building our app in September 2020, and generated our first sale in May It took us a while to get there. Now Smoove Xperience is able to provide travel products covering 200+ countries, 175 thousand destinations, 500 thousand hotels, 10 thousand activities and more... I've known Greg professionally for several years. The tourism market is going to explode this year and there is no doubt in my mind that Greg and his guys will pull this off and leverage on this huge opportunity. Greg's a great guy, and I do believe the timing to launch a travel app now could not be any better as people around the world yearns to travel again. There is so much pent up demand now. One last thing... travel apps have been successfully built around the world, but no one is able to provide the full experience covering the traveller's entire customer journey. Our AI-powered mobile app removes the friction in travel with an all-in-one platform, so that your trips are just what they're meant to be - exciting, seamless, fun and memorable! Join us in this journey to provide travellers with Smoove Xperiences and create lasting memories." VIDEO#2 TRANSCRIPT: So you finally decided to take a break and go on vacation. But, planning a trip to a foreign country can be challenging. There are plenty of travel apps out there. But they feature mostly touristy attractions instead of authentic local experiences. Most travel apps don't offer in-journey services, which can leave you helpless in a foreign country. Especially when it comes to digital payments and enjoying local discounts. That's why you need Smoove Xperience. Smoove Xperience is your trusted local companion that provides seamless travel for memorable experiences. Enjoy curated travel guides, best in class itinerary planning tools, and local deals or promotions via our AI-powered multi-lingual app. Browse our comprehensive directory and find the best spots for things to do, places to eat, shop and more. All rated and reviewed by travellers just like you. And if you're looking for something to bring home, shop for local products on Smoove Xperience, and have them delivered to your doorstep. That's not all. The app's smart filter function allows you to create personalised trips, and share your custom itinerary with friends too. Taxis can be very expensive, not to mention the pricing surcharges through third party apps. With Smoove Xperience, you can easily hail a cab and choose a ride that suits your budget. What else does the app offer? How about a multi-currency wallet that lets you spend, send and receive money internationally without any exorbitant fees or local mobility services like transit information, in-app booking and 3D navigation. Or better yet, essential tourist information like emergency contacts, visa requirements, and more. So, where are you traveling to next? Before you go, remember Smoove Xperience, your local companion. Download today.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.smoovex.net

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.